Don Leclair	World Headquarters
Executive Vice President	One American Road
Chief Financial Officer	Dearborn, Michigan 48126-2798 USA

January 5, 2007

Via Fax and Edgar
Cecilia D. Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Securities and Exchange Commission ("SEC") Comment Letter dated December 15, 2006 regarding Ford Motor Company's
Form 10-K for the year ended December 31, 2005
File No. 001-03950

Dear Ms. Blye:

The following is in response to the comments and requests for information in your most recent letter dated December 15, 2006:

1.
We note the representation in your letter to the staff dated August 16, 2006, that the bulk of the Land Rover vehicles sold into Sudan through the distributor referenced in your response are sold to the Ministry of Interior. We are aware of published reports alleging links between Sudan's Ministry of Interior and activities of the Janjaweed militia in Darfur. We also are aware of published reports that the Janjaweed and Sudanese military forces use machine-gun mounted Land Rovers in Darfur. Please expand the materiality analysis provided in your prior responses to the staff regarding contacts with Sudan to address for us the potential impact on your reputation and share value of reports indicating that vehicles manufactured by your subsidiary are used by the Janjaweed and government forces in incursions against the civilian population in Darfur.

Response: As stated in our response to the Staff dated August 16, 2006, any sales of Land Rover vehicles into Sudan were made by a United Kingdom-based distributor. Any such sales were lawful, and were de minimis in nature. Additionally, and again as set forth in our August 16 response, we made due inquiry of Land Rover's distributor and were advised that the bulk of the small sales volume in Sudan had been directed to the Ministry of the Interior for humanitarian purposes and that other governmental sales had been largely for agricultural development purposes.

We are aware of reports on the Internet and elsewhere that some Land Rover vehicles may have been used by military or paramilitary organizations in Sudan. These reports have not had a material impact on our reputation or share value. As evidence, following the Staff's publication of our earlier correspondence on this subject on EDGAR, and press reports thereof, we did not receive any significant inquiries from our investors or the general public.

We believe that our investors and the public recognize that once a Land Rover vehicle is legally entered into the stream of commerce, we cannot control: (i) the resale or other transfer of the vehicle (whether legitimate or illegitimate), (ii) further modifications to the vehicle, and/or (iii) use of the vehicle for purposes for which it was not intended (e.g., military or paramilitary applications). Moreover, although we take precautions to limit the likelihood that our vehicles will eventually come into the possession of sanctioned governments or individuals, we believe that our investors and the public understand that, due to the very nature of our products, we cannot guarantee that such products will not eventually end up in the possession of sanctioned governments or individuals.

Notwithstanding the above, in recent months Land Rover has reached an agreement with its distributor that no further sales of Land Rover vehicles will be made into Sudan for any purpose, and all such sales have ceased.

In light of the foregoing, we believe that the reports referenced in the Staff's comment do not pose a material risk to our reputation or share value.

*****

In connection with our response to your comments, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments, or changes to our disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in our compliance with applicable disclosure requirements and enhancing the overall disclosures in our filings. Should you have any questions or comments regarding our responses, please call me at (313) 845-0608, or Mark Kosman, Accounting Director, at (313) 845-9255.

Sincerely,

/s/ Don Leclair

Don Leclair

cc:	Max Webb, Division of Corporation Finance
David Humphrey, Division of Corporation Finance
Pradip Bhaumik, Division of Corporation Finance